[Royce & Associates, LLC Letterhead]

December 31, 2012

Royce Capital Fund
745 Fifth Avenue
New York, NY 10151

Re:  Fee Waiver and Expense Reimbursement – Royce Capital Fund – Micro-Cap Portfolio (Service Class)

Gentlemen:

Reference is made to the Investment Advisory Agreement dated October 1, 2001 (the “Agreement”) by and between Royce Capital  Fund (the “Fund”) on behalf of Royce Capital Fund – Micro-Cap Portfolio  (the “Series”) and Royce & Associates, LLC (the “Adviser”).

Notwithstanding the provisions of Section 4 (Compensation of the Adviser) of the Agreement, the Adviser hereby waives compensation for services provided by it under the Agreement for the period beginning May 1, 2013 and ending April 30, 2014 (the "Period"), and/or agrees to reimburse expenses relating to the Period to the Series with respect to the Class in an amount, if any, necessary so that the Series' “Annual Operating Expenses” for its Service Class of shares (the “Class”) are not more than 1.58% of the Class’ average net assets for the Period.

The Adviser hereby also waives compensation for services provided by it under the Agreement to the Series with respect to the Class, and/or agrees to reimburse expenses to the Series with respect to the Class for each subsequent annual period through the annual period ending April 30, 2018 (but not for any annual period thereafter) in an amount, if any, necessary so that the Series' Annual Operating Expenses for the Class are not more than 1.99% of the Class’ average net assets for such annual period.

The Adviser's obligations to reimburse the Series with respect to the Class hereunder will not apply for any period when the Adviser is not rendering services to such Series under the Agreement.

The Series' “Annual Operating Expenses” for the Class means and will consist only of the following operating expenses of the Series for the Class that are, under generally accepted accounting principles, accruable and deductible from the Series’ assets with respect to the Class for the period involved:  (i) investment advisory fees, if any; (ii) Rule 12b-1 distribution fees, if any; and (iii) custodian fees, shareholder servicing fees, administrative and office facilities expenses, professional fees, trustees' fees and any other operating expenses of the Series with respect to the Class that are recorded or includable in the Series' statement of operations in accordance with generally accepted accounting principles.  Notwithstanding the provisions of the immediately preceding sentence, the Series' “Annual Operating Expenses” for the Class do not include “acquired fund expenses”, interest and dividends on securities sold short, amortization of organization expenses, taxes, brokerage commissions, litigation and indemnification expenses or any costs or expenses of or for the Series with respect to the Class that are "extraordinary" as determined under generally accepted accounting principles (see Accounting Principles Board Opinion No. 30).

Very truly yours,

ROYCE & ASSOCIATES, LLC

By:   /s/ John D. Diederich
         John D. Diederich
                                                                                Chief Operating Officer

ACCEPTED:
ROYCE CAPITAL FUND

By:       /s/ John D. Diederich
         John D. Diederich
         Vice President